UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

INTERACTIVE INTELLIGENCE GROUP, INC.

(Exact name of registrant as specified in its charter)

Indiana	000-54450	45-1505676
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7601 Interactive Way, Indianapolis, IN	46278
(Address of principal executive officers)	(Zip Code)

Stephen R. Head, (317) 872-3000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1- Conflict Minerals Disclosure

Item 1.01- Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Interactive Intelligence Group, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.01 hereto and is publicly available on the Company’s website at investors.inin.com/governance.  The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02- Exhibit

As specified in Section 2, Item 2.01 of this Form SD, a copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this report.

Item 2.01- Exhibit

The following exhibit is filed as part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report of Interactive Intelligence Group, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Interactive Intelligence Group, Inc.

(Registrant)

By: /s/ Stephen R. Head	June 2, 2014
Stephen R. Head Chief Financial Officer, Senior Vice President of Finance and Administration, Secretary and Treasurer	(Date)

EXHIBIT INDEX

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Exhibit No.		Description
	1.01	Conflict Minerals Report of Interactive Intelligence Group, Inc.

INTERACTIVE INTELLIGENCE GROUP, INC.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

Overview

Interactive Intelligence Group, Inc. (“the Company”) is a global provider of software and services designed to improve the customer experience. The Company’s primary offering is a suite of applications that provides customers with a multichannel communications platform that is delivered on-premises or through the cloud. Interactive Intelligence is a recognized leader in the worldwide contact center market.

This Conflict Minerals Report (“the “Report”) of the Company has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, and Form SD for the reporting period January 1, 2013 to December 31, 2013. The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the "Conflict Minerals"). The "Covered Countries" for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

This Report relates to products (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013. These products are referred to in this Report collectively as the "Covered Products" and include voice over IP (VoIP) telephones and cards and computer servers.

The Company’s Reasonable Country of Origin Inquiry and Due Diligence Process

The Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Covered Products, which was designed to determine whether any of the Conflict Minerals included in the Covered Products originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.

The Company’s RCOI to determine the country of origin of necessary Conflict Minerals included identifying the Company’s direct suppliers who may contribute necessary Conflict Minerals for the Covered Products and conducting a supply-chain survey with the identified direct suppliers using the EICC/GeSI Conflict Minerals Reporting Template. The Company surveyed four of its direct suppliers, which are the only direct suppliers from whom it purchases and customizes products or from whom specific product parts are purchased and built into the Company’s products. The Company as a purchaser is many steps removed from the mining of Conflict Minerals, does not directly purchase raw ore or unrefined Conflict Minerals and does no direct purchasing in the Covered Countries.  As a result, it must rely on its suppliers listed below to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.

The Company exercised due diligence regarding the source and chain of custody of its Conflict Minerals through utilization of the nationally recognized due diligence framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance").  The Company’s due diligence process included:

•	Developing a Conflict Minerals Policy, which outlines steps that the Company plans to implement as more data is gathered and as the SEC provides further clarity about the Conflict Minerals rule.
•	Establishing an internal Conflict Minerals team that includes employees from the financial reporting, logistics and legal departments.
•

Conducting a supply-chain survey with the Company’s four direct suppliers identified below using the EICC/GeSI Conflict Minerals Reporting Template.  The Company determined that these four suppliers are the only suppliers from whom the Company purchases and customizes products or from whom specific product parts are purchased and built into its products.

•	Reviewing the supply chain surveys received from the direct suppliers.

The table below outlines the products which have exposure, the suppliers from whom those products are purchased and the results of the RCOI and due diligence for each product, including information received from each supplier.

Supplier	Product Type	ININ Product Name	Country of Origin	DRC Conflict Determination
AudioCodes	Voice over IP (VoIP) Telephone	SIP Stations	Uncertain or Unknown	Undeterminable
Arrow Electronics	Computer Servers	Interaction Edge Gateway	Uncertain or Unknown	Undeterminable
Hewlett Packard Company	Computer Servers	HP DL360 G7 and GEN 8	Uncertain or Unknown	Undeterminable
		HP DL380 G7 and GEN 8	Uncertain or Unknown	Undeterminable
		HP DL120 G7	Uncertain or Unknown	Undeterminable
Sangoma Technologies	Voice over IP (VoIP) Card	Interaction Edge Gateway	Uncertain or Unknown	Undeterminable

The Company received responses to its RCOI from all four suppliers that were queried. Based on the information obtained from those suppliers pursuant to such inquiry and its due diligence process, the Company did not receive sufficient information to determine the country of origin of the Conflict Minerals in the Covered Products or the facilities used to process such Conflict Minerals. The Company’s efforts to determine the mines or locations of origin with the greatest possible specificity included the use of the due diligence measures described above. After exercising the due diligence described above, the Company was unable to determine whether or not each of the Covered Products qualify as “DRC conflict free,” as defined under the Rule.

The Company plans to take the following steps, among others, in 2014 to expand further its due diligence measures and to mitigate the risk that the necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries:

•	Continue to engage with suppliers to obtain current, accurate and complete information about the supply chain;
•	Include a Conflict Minerals clause in new or renewed supplier contracts;
•	Continue to build the Company’s internal research and compliance team;
•

Contact smelters identified as a result of the RCOI process and request their participation in obtaining a "conflict free" designation from an industry program such as the EICC/GeSI Conflict Free Smelter program; and

•	Compare RCOI results to information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program.